SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 June 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 01 June 2011

                re:  ' Director/PDMR Shareholding '

  1 June 2011

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The Group announced on 26 March 2010 that deferred bonus awards for 2009 granted under the Lloyds Banking Group Deferred Bonus Plan 2008 would vest in three equal tranches in June 2010, 2011 and 2012 and be released in shares to Mr Fisher and Ms Risley, members of the Group Executive Committee.

The Group announces that on 1 June 2011 after the settlement of income tax and national insurance contributions, Mr M Fisher and Ms A Risley received 294,767 and 135,113 Shares respectively, in respect of their deferred bonus awards for 2009. The Shares were acquired for nil consideration.

This announcement is made pursuant to Disclosure Rule 3.1.4.  The transactions took place in the UK and the shares are listed on the London Stock Exchange.

For further information:

Press Office
Sarah Swailes, Group Media Relations                               +44 (0)20 7661 4639
Email: sarah.swailes@lloydstsb.co.uk

Investor Relations
Kate O'Neill                                                                             +44 (0)20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:   01 June, 2011